Schedule 13D                                                         Page 1 of 8


================================================================================
SEC 1746  Potential persons who are to respond to the collection of information
(2-98) contained in this form are not required to respond unless the form displays a currently valid OMB control number.
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                    NVE CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  629445 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Neil H. Weiss
                          Vice President and Treasurer
                        Cypress Semiconductor Corporation
                              3901 N. First Street
                               San Jose, CA 95135
                                 (408) 943-2600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                         Page 2 of 8


CUSIP NO. 629445 10 7
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Cypress Semiconductor Corporation. IRS Indentification No. 94-2885898
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
      No membership in group                                            (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

      N/A
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        5,434,243
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               5,434,243
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,434,243
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)                                      |_|

      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.03%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------

Schedule 13D                                                         Page 3 of 8


ITEM 1. SECURITY AND ISSUER

     This statement relates to the Common Stock of NVE Corp., a Minnesota corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 11409 Valley View Road, Eden Prairie, Minnesota 55344.

ITEM 2. IDENTITY AND BACKGROUND

     (a) Name of entity filing this Schedule 13D: Cypress Semiconductor Corporation ("Cypress"). The name, business address or residence, present principal occupation or employment, citizenship, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Cypress are set forth in Schedule A hereto, which is incorporated by reference herein.

     (b)  State of incorporation: Delaware.

     (c) Principal business: Cypress is a designer, developer and manufacturer of integrated circuits.

     (d) Address of Cypress' principal office: 3901 North First Street, San Jose, California 95134.

     (e) During the last five years, neither Cypress, nor to the best of Cypress' knowledge, any of the persons set forth on Schedule A hereto, has been convicted in a criminal proceeding.

     (f) During the last five years, neither Cypress, nor to the best of Cypress' knowledge, any of the persons set forth on Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws..

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Cypress purchased 3,434,243 shares of Common Stock of the Issuer for $6.228 million. Cypress holds a presently exercisable warrant to purchase 2,000,000 shares of Common Stock of the Issuer for $3.00 per share. Cypress used its own funds to purchase the Issuer's securities.

ITEM 4. PURPOSE OF TRANSACTION

     Cypress and the Issuer have entered into a technology exchange agreement. Under the agreement, Cypress made an equity investment in the Issuer, Cypress and the Issuer each gained rights to each other's magnetic random access memory
(MRAM) intellectual property, and Cypress agreed to assist the Issuer in defending its intellectual property rights under certain circumstances. Cypress also agreed to manufacture wafers for the Issuer.

Schedule 13D                                                         Page 4 of 8


     Cypress invested $6.228 million in the Issuer in exchange for 3,434,243 shares of the Issuer's common stock, with an option to buy up to an additional two million shares of Common Stock for $3.00 per share. The Issuer will nominate a Cypress executive for election to its Board of Directors.

     Except as otherwise disclosed herein, Cypress has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Cypress reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the types described above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Cypress is the beneficial owner of 5,434,243 shares of Issuer's Common Stock, including 2,000,000 shares of Common Stock that may be acquired upon exercise of a warrant. Cypress holds 24.03% of the Issuer's Common Stock (based on the number of shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB filed with the SEC on February 4, 2002.)

     (b)  The number of shares of Common Stock as to which Cypress has:

               (i)  Sole power to vote or direct the vote: 5,434,243

Schedule 13D                                                         Page 5 of 8


               (ii) Shared power to vote or direct the vote: 0

              (iii) Sole power to dispose or direct the disposition of:
                    5,434,243

               (iv) Shared power to dispose or direct the disposition of: 0

     (c)  None.

     (d)  None.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as set forth herein, Cypress does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Issuer, including but not limited to the transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Stock Purchase Agreement, dated as of April 12, 2002, between Issuer and Cypress

Schedule 13D                                                         Page 6 of 8


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2002                   CYPRESS SEMICONDUCTOR CORPORATION


                                        By: /s/ Neil H. Weiss
                                            ------------------------------------

                                        Name: Neil H. Weiss
                                        Title: Vice President and Treasurer

Schedule 13D                                                         Page 7 of 8


                                   SCHEDULE A

     T.J. Rodgers is a co-founder of Cypress and has been Cypress' President and Chief Executive Officer since 1982. Mr. Rodgers also serves as a director of SolarFlare Communications, Zepton Networks and the Board of the Semiconductor Industry Association (SIA). Mr. Rodgers is a United States citizen.

     Fred B. Bialek has been and independent business consultant since November 1986, during which time he has been active in the negotiation and execution of merger and acquisition transactions for semiconductor and other technology companies. Mr. Bialek has acted as a consultant to Cypress in some of its acquisitions. Mr. Bialek, who was a founder of National Semiconductor Corporation, has over 40 years operating experience in semiconductor and related technology industries. Mr. Bialek is a United States citizen.

     Eric A. Benhamou serves as a Chairman of the Board of Directors of 3Com Corporation. He served as Chief Executive Officer of 3Com Corporation from September 1990 through December 2000. He served as President from April 1990 through August 1998. Mr. Benhamou became Chairman of the Board of Directors of 3Com in July 1994. Mr. Benhamou served as 3Com's Chief Operating Officer from April 1990 through September 1990. From October 1987 through April 1990, Mr. Benhamou held various general management positions within 3Com. Mr. Benhamou currently serves as Chairman of Cypress' Board of Directors and Chairman of the Board of Directors of Palm, Inc. He serves on the Board of Directors for Legato Systems, Inc., Africa Inc. and the New America Foundation as well as the Stanford University School of Engineering Board of Advisors. He also serves as Chairman of Western Governor's University's National Advisory Board. Mr. Benhamou is also a member of the United States President's Information Technology Advisory Committee. Mr. Benhamou is a United States citizen.

     John C. Lewis was Chairman of the Board of Amdahl Corporation from 1987 to July 2000. He was President of Amdahl from 1977 until 1987 and Chief Executive Officer of Amdahl from 1983 until 1992 and from 1996 through 1997. Lewis also serves as a director of Vitesse Semiconductor Corporation and Pinnacle Systems, Inc. Mr. Lewis is a United States citizen.

     Alan F. Shugart founded Seagate Technology, Inc. in 1979, and served as Chief Executive Officer until July 1998. In 1998, he established Al Shugart International, a startup resource company. Mr. Shugart also serves as a director of SanDisk Corporation, Valence Technology Inc., Inktomi Corporation, NxtWave Communications, Blue Sky Research, and Fidelicia Microsystems. Mr. Shugart is a United States citizen.

     James R. Long retired in 1999 as Executive Vice President of Nortel Networks Corporation and President of Nortel Enterprise Solutions. Previously he was President of Nortel World Trade, responsible for all Nortel activities outside of North America. Prior to joining Nortel in 1992, Mr. Long held a variety of senior executive positions with IBM Corp. and Rolm Co., an IBM and Siemens joint venture. He currently serves on the boards of NCR Corp., Polynesian Cultural Center, Symon Communications and 3Com Corporation. Mr. Long is a United States citizen.

     Antonio R. Alvarez joined Cypress in May 1987 as a senior technical engineer. Mr. Alvarez was transferred to our former subsidiary, Aspen Semiconductor Corporation, in April 1988 as the manager of BiCMOS technology. In October 1989, Mr. Alvarez returned to the corporate office as Vice President, Research and Development. In February 1993, Mr. Alvarez became responsible for Fab 1 when it was merged with the research and development department. In 1998, Mr. Alvarez

Schedule 13D                                                         Page 8 of 8


also became responsible for the Memory Products Division. In 2001 responsibilities for Research and Development were transferred to Mr. Christopher Seams. Mr. Alvarez is a United States citizen.

     Emmanuel T. Hernandez joined Cypress in June 1993 as Corporate Controller. In January 1994, Mr. Hernandez was promoted to Senior Vice President, Finance and Administration, and Chief Financial Officer. Prior to joining Cypress, Mr. Hernandez held various financial positions with National Semiconductor Corporation from 1976 through 1993. Mr. Hernandez serves as a board member of Xicor, Inc. Mr. Hernandez is a United States citizen.

     Ralph A. Schmitt joined Cypress in 1987 and held a variety of sales and marketing positions. In 1995 Mr. Schmitt left Cypress to found GroupTec LLC, an organization that sold silicon-based solutions. Mr. Schmitt rejoined Cypress in January 1998 as Sales Director with responsibility for transitioning the sales and marketing organization to align with Cypress's shift to a market-based strategy. He was appointed Vice President of Strategic Accounts in September 1999 and named Vice President, Sales and Marketing in June 2000. Mr. Schmitt is a United States citizen.